MORGAN LEWIS

February 9, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 218 (File No. 033-50718) and Amendment No. 220 (File No. 811-07102) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 218 and, under the Investment Company Act of 1940, as amended, Amendment No. 220 (the "Filing") to the Trust's Registration Statement on Form N-1A. The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of adding intermediary-specific sales charge variation disclosure with respect to the Kopernik Global All-Cap Fund (the "Global All-Cap Fund") and the Kopernik International Fund (the "International Fund" and, together with the Global All-Cap Fund, the "Funds").

We hereby request selective review of only the intermediary-specific sales charge variation disclosure, because no other material changes are being made in the Filing.

The Global All-Cap Fund's prospectus and statement of additional information were reviewed by the SEC staff in connection with a filing made by the Trust, on behalf of the Global All-Cap Fund, pursuant to Rule 485(a)(2) under the 1933 Act on August 9, 2013 (SEC Accession No. 0001135428-13-000402) (the "2013 Filing").
The International Fund's prospectus and statement of additional information were reviewed by the SEC staff in connection with a filing made by the Trust, on behalf of the International Fund, pursuant to Rule 485(a)(2) under the 1933 Act on April 15, 2015 (SEC Accession No. 0001135428-15-000277) (the "2015 Filing"
and, together with the 2013 Filing, the "Prior Filings").

Each Fund's principal investment strategies disclosure is substantially the same as that included in the applicable Prior Filing, except with respect to changes made in response to SEC staff comments, and substantially all of the disclosures in the Filing that differ from those in the Prior Filings, other than the intermediary-specific sales charge variation disclosure, have been reviewed by the SEC staff in connection with other filings made by the Trust, The Advisors' Inner Circle Fund and The Advisors' Inner Circle Fund III since the Prior Filings.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin




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